FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

Equitable posted the following communication relating to the proposed transaction between Equitable and Corebridge to Equitable’s intranet site available to its employees on March 26, 2026.

EQH $38.19 0.62

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Your questions answered

Mar 26, 2026

We know you have questions. Below are answers to the most common ones to start. If you have additional questions, please email Our future@equitable.com (mailto:Ourfuture@equitable.com). We’re committed to keeping you informed as we move forward together.

1.	What is a merger of equals?
•	A merger of equals is a combination of two companies with comparable market capitalizations and earnings power. The two companies decide to come together to combine their strengths — with neither side buying the other or paying a premium — and both contribute proportionally to the new entity.
•	Integration is a deliberate effort to build one new company – creating a new culture, making clear choices about how the business will operate going forward and keeping customers at the center of every decision.
•	For Equitable and Corebridge, we are creating a faster-growing and more profitable company that brings together the best of both organizations and charts a new, stronger path for our collective future.

2.	Who is Corebridge?
•	Corebridge (NYSE: CRBG) is one of the largest and most established providers of life insurance and retirement solutions in the U.S.
•	Corebridge traces its foundational history back to the Texas-based American General Insurance Company (founded in 1926) and California-based SunAmerica (founded in 1971). It was most recently known as AIG Life & Retirement, which celebrated its IPO and public market debut in September 2022. In June 2024, AIG dropped its ownership stake below 50% and Corebridge began operating independently.
•	Corebridge is a leading provider of fixed annuity and individual life products and has an established institutional business, including in the high-growth pension-risk transfer market. Corebridge is also a market leader in the tax-exempt market, providing retirement plans, in-plan products and financial services to employees of K-12 schools, higher education institutions, healthcare organizations and government entities.
•	Corebridge has a strategic partnership with Nippon Life, which has a 25.3% equity stake in the company. Blackstone is also a strategic partner for and shareholder in Corebridge, currently owning a 12.9% equity stake and managing about $71 billion in assets for the company.
3.	What will be the name of the new company?
•	The new company will be named Equitable, reflecting the strength, value and trust in our 167-year-old brand. Equitable’s brand awareness has risen to 80% among targeted third-party and experienced financial professionals and has strengthened trust and affinity among advisors, clients and prospects.
•	While our name will not change, our brand identity will evolve to align to our broader, diversified portfolio, our business needs and our aspirations for the new company.
•	As we come together under one name, we will be intentional about bringing forward the best of both brands with us. Over time, the new company will carry forward brand strengths and attributes from both organizations and reflect them in a single, unified way.
4.	Where will the company be headquartered?
•	Houston, Texas, will be our legal headquarters; it is Corebridge’s headquarters today. That designation does not limit our real estate footprint – a company of our size and scale will require office locations across the country. For example, Corebridge currently has several major office locations including in Houston and Amarillo, TX, New York City, Jersey City, NJ and Woodland Hills, CA.
•	We have no current intention of significantly changing Equitable’s presence in the New York metro area, Charlotte or Syracuse.
5.	Since our IPO in 2018, we have deliberately and thoughtfully created a culture that is uniquely Equitable. Will that change?
•	Yes! Our culture is one of our superpowers, and we will use it to build a new company, and this will create a new culture – one that looks forward, draws from our strengths but is not defined by our past.
•	We have never viewed culture as a static set of principles. Instead, we have continued to grow and evolve our culture based on company milestones, business needs and our growth aspirations.
•	Given our IPOs, Equitable and Corebridge are two companies that have had to rebuild themselves with intention. This shared experience will unite us.
6.	How does today’s announcement impact our Wealth Management growth plans?
•	Today’s announcement provides us with an opportunity to significantly accelerate growth in Wealth Management, our fastest-growing business, and enhance the value proposition for our financial professionals.
•	The strength of our platform – including our supported independence model, focus on holistic wealth planning and strong track record of attracting experienced advisors – will remain a core differentiator for the new company.
•	Further, our intent to invest in advisor- and client-facing digital tools and platforms will better enable our advisors to deliver an enhanced experience, strengthen client relationships and improve long-term outcomes for those we serve.
•	The new company will have c.5,000 financial professionals entrusted with c.$140 billion in assets under administration, providing broad client reach from individuals building their financial futures to families with complex, multigenerational needs, as well as the mass affluent and high-net worth markets.
•	Together, we expect Wealth Management segment earnings to grow at a double-digit annual rate, and investing for growth will continue to be a strategic priority.

7.	What does the announcement mean for clients and policyholders?
•	Equitable and Corebridge have a shared aspiration to help families retire with confidence. By joining together, we will be able to reach more people with a more complete and enhanced product portfolio to meet their retirement and protection needs. In addition, we’ll be able to help more individuals and families achieve their financial goals through holistic wealth planning.
•	But the real opportunity is what comes next. We have a bold vision to set a new standard for client-centricity and ease of doing business in the industry. Right away, we will begin choosing the best technology solutions and digital tools from each platform. As we grow together, Equitable and Corebridge will have the capital strength to increase our investment in our advisor- and client-facing digital tools and technology platforms to make this vision a reality. This will be one of our biggest competitive edges and help propel growth.
8.	How will this announcement impact our product portfolio?
•	Our highly complementary businesses will combine to create a broader suite of offerings to meet customers’ retirement and protection needs.
°	The new company will be the number one provider of life and annuity products in the U.S. by earnings. This includes a top-five position in all retail annuity products, including Equitable’s #1 position for registered-index linked annuity (RILA) products and Corebridge’s #3 positions for multi-year guaranteed annuity (MYGA) and fixed-indexed annuity (FIA) products.
°	We will retain our #1 position in the 403(b) market for K-12 employees and, together, we will be the #3 provider in the overall 403(b) market serving higher education and non-profits.
°	Our combined Institutional business will also be a leading provider, expanding beyond in-plan annuities and funding agreement-backed notes (FABNs) to include Corebridge’s offerings in the strong and growing guaranteed investment contract (GIC) and pension risk transfer (PRT) markets.
°	The new company will also have a leading position in targeted U.S. individual life products and channels.
•	There are no changes to the terms and conditions of our existing policies or how we service policyholders based on today’s announcement. Over time, we intend to accelerate product innovation to drive customer engagement and enhance the experience.

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Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Equitable and Corebridge (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Equitable, Corebridge or their new parent company after the completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Equitable and Corebridge that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Equitable and Corebridge. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable or Corebridge through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Equitable and Corebridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.”

To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Equitable or Corebridge’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Equitable or Corebridge will also be available free of charge from Equitable or Corebridge using the contact information above.